This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

November 3, 2005

Item 3: Press Release

A Press release dated and issued November 3, 2005 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Freegold Identifies New Target Areas at Grew Creek – Drilling to Commence Immediately.

Item 5: Full Description of Material Change

November 3rd 2005,  Vancouver, BC. Freegold Ventures Limited (“Freegold”) announces the immediate commencement of drilling on its Grew Creek Gold Project, Yukon Territory following the completion of a detailed ground geophysical program, which identified two new untested target areas. The 1,200 metre diamond drill program will test these two areas identified by the geophysical surveys conducted throughout September and October.

The Main Zone, a gold deposit previously delineated by 147 holes, was the initial target of the induced polarization survey to determine whether any geophysical signature was associated with the style of gold mineralization hosted on the property. A chargeability anomaly that coincides very well with the horizontal extent of the core gold mineralization at the Main Zone was observed. The subsequent geophysical program determined that similar chargeability signatures exist in the Rat Creek and Tarn areas, located 1.0 km and 1.5 kms east of the Main Zone respectively.

Four holes drilled in the Rat Creek area in March 2005 intersected alteration and anomalous mineralization similar to holes located 50 metres along trend from the quartz-adularia stockwork hosting the Main Zone gold mineralization. This suggested the presence of a nearby structure similar to that found at the Main Zone. Results of the geophysics appear to confirm that additional structures capable of hosting gold mineralization may exist in the Rat Creek and Tarn areas. Neither of these two new target areas has been previously drilled.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American gold exploration company which is actively exploring and developing advanced stage projects in Idaho (Almaden), the Yukon Territory (Grew Creek) and Alaska (Golden Summit).  In addition to its existing projects, the company is active in the identification of additional acquisition opportunities. Freegold Ventures is listed on The Toronto Stock Exchange (ITF) and on the United States OTCBB under the symbol: FGOVF

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___November 3, 2005___________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity